Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2	Date of Material Change

October 12, 2010

Item 3	News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on October 12, 2010.

Item 4	Summary of Material Change

Gammon Gold Inc. announced preliminary third quarter results for its Ocampo mine where production increased by 10% over the prior quarterly production result.

Item 5	Full Description of Material Change

All figures reported are in U.S. dollars unless otherwise indicated.

The benefits of the strategic capital program completed over the past two years are evident in the quarter over quarter improvements reported at the Ocampo mine. Despite heavy seasonal rainfalls in the third quarter, the mine reported increased productivity and reduced cash costs as the capital program and the strong operating team has mitigated the impact on mining operations.

Based on the positive momentum achieved at Ocampo, the Company confirms that it expects to achieve its production and cash cost guidance for 2010.

Ocampo Key Performance Metrics – Third Quarter 2010
				Percent Change
Production	Q1-2010	Q2-2010	Q3-2010	Q3 vs. Q1	Q3 vs. Q2
Gold Ounces Produced	21,855	24,963	27,018	24%	8%
Silver Ounces Produced	960,817	1,066,998	1,189,769	24%	12%
Gold Equivalency Rate (Realized)	66	65	64	-3%	-1%
Gold Eq. Ounces Produced (Realized)	36,546	41,362	45,520	24%	10%
Gold Eq. Ounces Produced (55:1)(2)	39,325	44,363	48,650	24%	10%
Total Cash Costs	Q1-2010	Q2-2010	Q3-2010	Q3 vs. Q1	Q3 vs. Q2
Cash Costs per Gold Eq. Ounce (Realized)(1)	$458	$461	$443	-3%	-4%
Cash Costs per Gold Eq. Ounce (55:1)(1)(2)	$423	$430	$414	-2%	-4%
(1)	Cash costs for the third quarter 2010 have not been finalized and are subject to adjustment
(2)	Comparative performance metrics using the Company’s long term gold equivalency guidance ratio (55:1)

Third Quarter Ocampo Operational Highlights

  During the third quarter the Ocampo mine continued to report improving productivity. In the quarter the Ocampo mine produced 27,018 gold ounces and 1,189,769 silver ounces, or 48,650 gold equivalent ounces using the Company’s long-term gold-to-silver ratio of 55:1.

  Total cash costs in the third quarter at Ocampo were $414 per gold equivalent ounce using the Company’s long-term gold-to- silver ratio of 55:1.

  Utilizing Ocampo’s silver revenues as a by-product cost credit, third quarter total cash costs were negative $116 per gold ounce.

  Production from the NE underground mine continued to exceed targeted levels and reported an average of 1,596 tonnes per day in the quarter at grades consistent with the second quarter. Supported by the redeployment of contract workers from El Cubo in late June, combined development at both the NE and Santa Eduviges underground mines increased by 68% over Q1 levels and 38% over Q2, with almost 6.6 kilometres of development completed during the quarter.

  Development of Santa Eduviges, the second underground mine at Ocampo, has been accelerated over the past nine months with 1,271 metres of development completed to date. We anticipate that the Santa Eduviges mine will contribute 250 tonnes per day of production during the latter part of the fourth quarter ramping up to 500 tonnes per day in 2011.

  On September 20, 2010, the Company reported the addition of 127,750 gold equivalent ounces (using the Company’s long- term gold equivalency ratio of 55:1) in Proven and Probable Reserves at three new discoveries made at Ocampo. These three new deposits were discovered through the first phase drilling program during the first half of 2010 and will be incorporated into the 2010 Reserves and Resources Statement along with additional Reserves and Resources delineated through the Company’s ongoing drilling program at Ocampo in the second half of the year.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 416-646-3825

Item 9	Date of Report

October 12, 2010